UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Hawthorn Bancshares, Inc.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

420476103
(CUSIP Number)

Jonathan Holtaway c/o Ategra Capital Management, LLC 8229 Boone Blvd., Suite 305 Vienna, Virginia 22182 Telephone Number: 703 564 9131
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	420476103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ategra Community Financial Institution Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

300,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

300,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

300,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.97%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	420476103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ategra GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

300,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

300,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

300,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.97%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	420476103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ategra Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

300,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

300,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

300,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.97%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	420476103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jonathan Holtaway

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

300,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

300,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

300,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.97%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	420476103

Item 1.	Security and Issuer.

The name of the issuer is Hawthorn Bancshares, Inc., a Missouri, U.S.A. corporation (the "Issuer"). The address of the Issuer's principal executive offices is 132 East High Street, Box 688, Jefferson City, Missouri 65102. This Schedule 13D relates to the Issuer's shares of common stock, par value $1.00 per share (the "Shares").

Item 2.	Identity and Background.

(a), (f)	The persons filing this statement are Ategra Community Financial Institution Fund, L.P., a Delaware limited partnership (“Ategra Community Financial”), Ategra GP, LLC, a Delaware limited liability company (“Ategra GP”), Ategra Capital Management, LLC, a Delaware limited liability company (“Ategra Capital Management”) and Jonathan Holtaway, a United States citizen (“Mr. Holtaway” and collectively with Ategra Community Financial, Ategra GP and Ategra Capital Management, the “Reporting Persons”).

(b)	The principal business address of the Reporting Persons is 8229 Boone Blvd., Suite 305, Vienna, Virginia 22182.

(c)	Ategra GP serves as the general partner of Ategra Community Financial, a private investment fund. Ategra Capital Management serves as the investment manager of Ategra Community Financial. Mr. Holtaway serves as the managing member of both Ategra GP and Ategra Capital Management.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares directly owned by Ategra Community Financial came from the working capital of Ategra Community Financial. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the Shares indirectly beneficially owned by Ategra GP came from the working capital of Ategra Community Financial. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the Shares indirectly beneficially owned by Ategra Capital Management came from the working capital of Ategra Community Financial. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the Shares indirectly beneficially owned by Mr. Holtaway came from the working capital of Ategra Community Financial. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

There have been no changes to Item 4 of the Reporting Persons’ most recent Schedule 13D filed for the Issuer, dated April 4, 2018.

Item 5.	Interest in Securities of the Issuer.

(a) - (d)

As of the date hereof, Ategra Community Financial may be deemed to be the beneficial owner of 300,000 Shares, constituting 4.97% of the Shares, based upon 6,034,843 Shares outstanding as of the date hereof.[1] Ategra Community Financial has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 300,000 Shares. Ategra Community Financial has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 300,000 Shares.

As of the date hereof, Ategra GP may be deemed to be the beneficial owner of 300,000 Shares, constituting 4.97% of the Shares, based upon 6,034,843 Shares outstanding as of the date hereof.[1] Ategra GP has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 300,000 Shares. Ategra GP has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 300,000 Shares.

As of the date hereof, Ategra Capital Management may be deemed to be the beneficial owner of 300,000 Shares, constituting 4.97% of the Shares, based upon 6,034,843 Shares outstanding as of the date hereof.[1] Ategra Capital Management has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 300,000 Shares. Ategra Capital Management has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 300,000 Shares.

As of the date hereof, Mr. Holtaway may be deemed to be the beneficial owner of 300,000 Shares, constituting 4.97% of the Shares, based upon 6,034,843 Shares outstanding as of the date hereof.[1] Mr. Holtaway has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 300,000 Shares. Mr. Holtaway has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 300,000 Shares.

The transactions in the Shares by the Reporting Persons during the past sixty days are set forth in Exhibit B.

	(e)	As of November 20, 2018, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares.

[1] *This outstanding Shares figure is based on the Shares of the Issuer outstanding as of November 8, 2018 in accordance with the disclosure contained in the Issuer’s Form 10-Q dated November 8, 2018.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in the Shares

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 21, 2018
(Date)

Ategra Community Financial Institution Fund, L.P.*
By: Ategra GP, LLC, its general partner
By: /s/ Jonathan Holtaway
Name: Jonathan Holtaway Title: Managing Member
Ategra GP, LLC*

/s/ Jonathan Holtaway Name: Jonathan Holtaway Title: Managing Member
Ategra Capital Management, LLC*

/s/ Jonathan Holtaway Name: Jonathan Holtaway Title: Managing Member
Jonathan Holtaway* By: /s/ Jonathan Holtaway

* The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interests therein, and this report shall not be deemed an admission that such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated November 21, 2018, relating to the Common Stock, par value $1.00 per share, of Hawthorn Bancshares, Inc. shall be filed on behalf of the undersigned.

November 21, 2018
(Date)

Ategra Community Financial Institution Fund, L.P.*
By: Ategra GP, LLC, its general partner
By: /s/ Jonathan Holtaway
Name: Jonathan Holtaway Title: Managing Member
Ategra GP, LLC*

/s/ Jonathan Holtaway Name: Jonathan Holtaway Title: Managing Member
Ategra Capital Management, LLC*

/s/ Jonathan Holtaway Name: Jonathan Holtaway Title: Managing Member
Jonathan Holtaway* By: /s/ Jonathan Holtaway

Exhibit B

Schedule of Transactions in the Shares by the Reporting Persons[2]

DATE	SECURITY	TRANSACTION	AMOUNT	PRICE
11/6/2018	Common Stock, par value $1.00 per share	Sale	800	23.4088
11/8/2018	Common Stock, par value $1.00 per share	Sale	2,665	23.1519
11/14/2018	Common Stock, par value $1.00 per share	Sale	33	22.8000
11/16/2018	Common Stock, par value $1.00 per share	Sale	573	22.7232
11/20/2018	Common Stock, par value $1.00 per share	Sale	83,486	22.5025

[2] All transactions in the Shares by the Reporting Persons were open market transactions.